Exhibit 99.2

RRSat Global Communications Network Ltd. and its Subsidiaries Interim Condensed Consolidated Financial Statements As of March 31, 2014 (Unaudited)

Index to the Interim Condensed Consolidated Financial Statements as of March 31, 2014 (unaudited)

The Board of Directors
RRSat Global Communications Network Ltd.

Dear Sirs,

Review of the unaudited interim consolidated as of March 31, 2014 and financial statements for the three-month period ended March 31, 2014

Introduction

We have reviewed the accompanying financial information of RRsat Global Communications Network Ltd and its subsidiaries (“the Group”) comprising of the condensed consolidated interim balance sheet as of March 31, 2014 and the related statements of income, changes in  equity and comprehensive income and cash flows for the  three-month period then ended. The Board of Directors and Management are responsible for the preparation and fair presentation of this interim financial information in accordance with generally accepted accounting principles in the United States. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity of Certified Public Accountants in Israel." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information was not prepared, in all material respects, in accordance with generally accepted accounting principles in the United States.

Sincerely yours,

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International
Tel-Aviv, Israel
May 18, 2014

RRSat Global Communications Network Ltd and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	March 31	March 31	December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$15,004	$14,561	$14,165
Marketable securities and short term investments	9,416	12,657	9,998
Accounts receivable (net of provision for doubtful accounts of $6,785, $8,100 and $6,938 as of March 31, 2014, 2013 and December 31, 2013, respectively)	24,103	20,970	20,731
Other receivable	2,919	1,547	2,163
Deferred taxes	2,170	2,308	2,095
Prepaid expenses	2,772	3,188	2,868

Total current assets	56,384	55,231	52,020

Long-term prepaid expenses	2,490	3,271	3,045
Long-term land lease prepaid expenses	7,398	7,541	7,469
Assets held for employee severance payments	2,150	1,973	2,120
Fixed assets, net	45,794	43,217	46,444
Goodwill	11,277	4,892	11,277
Intangible assets, at cost, less accumulated amortization	6,003	416	6,203

Total long term assets	75,112	61,310	76,558

Total assets	$131,496	$116,541	$128,578

Avi Cohen	Shmuel Koren
CEO	CFO
May 18, 2014

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	March 31	March 31	December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$17,956	$11,627	$17,181
Other	6,016	4,588	4,815
Deferred income	8,090	9,032	6,037

Total current liabilities	32,062	25,247	28,033

Long-term liabilities
Deferred income	8,051	6,580	9,076
Liability in respect of employee severance payments	2,327	2,572	2,854
Contingent consideration in respect of acquisition	3,930	-	3,820
Deferred taxes	4,346	2,356	4,312

Total long-term liabilities	18,654	11,508	20,062

Total liabilities	50,716	36,755	48,095

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of March 31, 2014 and December 31, 2013 20,000,000 authorized as of March 31, 2013. 17,346,561 shares
issued and fully paid as of March 31, 2014, 2013 and December 31, 2013)	40	40	40
Additional paid in capital	54,042	53,449	53,879
Retained earnings	26,478	25,801	25,723
Accumulated other comprehensive income	292	496	841

Total shareholders’ equity	80,852	79,786	80,483

Non – controlling interest	(72)	-	-

Total equity	80,780	79,786	80,483

Total liabilities and equity	$131,496	$116,541	$128,578

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Revenues	$32,857	$29,257	$121,795

Cost of revenues	24,822	22,193	92,313

Gross profit	8,035	7,064	29,482
Operating expenses

Sales and marketing	2,995	2,254	9,517

General and administrative	2,531	2,505	12,003

Total operating expenses	5,526	4,759	21,520

Operating income	2,509	2,305	7,962

Financial income (expenses), net	(170)	(272)	(153)

Income before taxes on income	2,339	2,033	7,809

Income taxes	615	463	1,287

Net income	1,724	1,570	6,522

Net loss attributable to non – controlling interest	(72)	-	-

Net income attributable to shareholders	$1,796	$1,570	$6,522

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.10	$0.09	$0.38

Diluted earnings per share	$0.10	$0.09	$0.37
Weighted average number
of shares used to
compute basic earnings per
share	17,346,561	17,346,561	17,346,561

Weighted average number
of shares used to
compute diluted earnings
per share	17,645,977	17,574,084	17,571,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Comprehensive Income

In thousands

	Three months ended		Year ended
	March 31	March 31	December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Net income	$1,724	$1,570	$6,522

Other comprehensive income, net of tax:

Foreign currency translation adjustments	(393)	-	170
Unrealized change in investment securities,
net of tax effect	(22)	7	(58)
Reclassification adjustments for losses
(profits) of investment securities, net of tax effect	11	(33)	(66)
Cash flow hedging derivatives, net of tax
effect	(3)	236	1,060
Reclassification adjustments for
loss of hedging derivatives, net
of tax effect	(142)	(82)	(633)

Total other comprehensive income (loss), net of tax	(549)	128	473

Total comprehensive income	$1,175	$1,698	$6,995

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity

In thousands, except share data

	Attributable to owners of the Company
	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive	Non-controlling
	shares	Amount	capital	earnings	(loss) income	Interest	Total
Three months ended
March 31, 2014 (unaudited)

Balance as at January 1, 2014 (audited)	17,346,561	$40	$53,879	$25,723	$841	-	$80,483
Stock-based compensation	-	-	163	-	-	-	163
Net income (loss)	-	-	-	1,796	-	(72)	1,724
Dividend to pay $0.06 per share	-	-	-	(1,041)	-	-	(1,041)
Other comprehensive loss	-	-	-	-	(549)	-	(549)
Balance as at March 31,
2014 (unaudited)	17,346,561	$40	$54,042	$26,478	$292	(72)	$80,780

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	income	Total
Three months ended
March 31, 2013 (unaudited)

Balance as at
January 1, 2013 (audited)	17,346,561	$40	$53,312	$24,231	$368	$77,951
Net income	-	-	-	1,570		1,570
Stock based compensation	-	-	137	-		137
Other comprehensive income	-	-	-	-	128	128
Balance as at March 31,
2013 (unaudited)	17,346,561	$40	$53,449	$25,801	$496	$79,786

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Changes in Equity (cont’d)

In thousands, except share data

	Ordinary shares				Accumulated
			Additional		other
	Number of		paid-in	Retained	comprehensive
	shares	Amount	capital	earnings	income	Total

Balance as at
January 1, 2013 (audited)	17,346,561	$40	$53,312	$24,231	$368	$77,951

Stock-based compensation	-	-	567	-	-	567
Net income	-	-	-	6,522	-	6,522
Dividend paid $0.29 per share	-	-	-	(5,030)	-	(5,030)
Other comprehensive income	-	-	-	-	473	473

Balance as of December
31, 2013 (audited)	17,346,561	$40	$53,879	$25,723	$841	$80,483

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

In thousands

			Year ended
	Three months ended March 31		December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Cash flows from operating activities
Net income	$1,724	$1,570	$6,522
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	2,391	2,152	9,280
Non cash stock-based compensation
Expenses	163	137	567
Provision for doubtful account	408	520	2,436
Deferred taxes	6	(49)	678
Discount accretion and premium
amortization of available-for-sale
securities, net	(94)	(70)	(226)
Income (loss) on sales of available-for-
sale securities	15	(33)	(87)
Changes in liability for employee
severance payments, net	(540)	(48)	340
Changes in fair value of derivatives	(183)	135	110
Loss from trading securities, net	(1)	(10)	(50)
Change in contingent consideration in respect of acquisition	110	-	-

Changes in assets and liabilities, net of acquisition:

Increase in account receivable
- trade	(4,171)	(592)	(1,028)
Increase in account receivable
- other	(586)	(319)	(451)
Decrease (increase) in prepaid expenses	75	(743)	14
Decrease (increase) in long-term prepaid
Expenses	575	(146)	(880)
Increase (decrease) in account payable	1,074	(106)	4,618
Increase (decrease) in deferred income	1,028	(43)	(542)

Net cash provided by operating activities	$1,994	$2,355	$21,301

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

			Year ended
	Three months ended March 31		December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Cash flows from investing activities
Investment in fixed assets	$(1,807)	$(1,572)	$(10,904)
Business combination	-	-	(7,875)
Decrease (increase) in short-term
investments, net	-	1,339	1,339
Investments in securities available-for-sale	(1,165)	(1,214)	(3,912)
Decrease in trading securities, net	(40)	-	(358)
Proceeds from sale of fixed assets	-	-	7
Proceeds from securities available- for –sale	1,851	1,520	7,355
Net cash provided by (used in) investing
Activities	$(1,161)	$73	$(14,348)

Cash flows from financing activities
Dividend paid	-	-	(5,030)
Net cash used in financing activities	-	-	$(5,030)

Effect of translation adjustments	6	-	109

Increase (decrease) in cash and cash
Equivalents	839	2,428	2,032
Balance of cash and cash equivalents
at beginning of period	14,165	12,133	12,133
Balance of cash and cash equivalents
at end of period	$15,004	$14,561	$14,165

A Non-cash transactions

Investment in fixed assets	-	1,085	255
Dividend to pay	1,041	-	-

B . Supplementary cash flow information

Income taxes paid, net of refunds	522	485	1,755

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (cont’d)

In thousands

C.  Business combination

Year ended
December 31,
2013
Working capital	$(602)
Fixed assets	1,350
Customer relationship	6,154
Goodwill	6,385
Liability in respect of employee severance payments and others	(221)
Contingent consideration in respect of acquisition	(3,820)
Long term deferred taxes	(1,371)

Net cash paid	$7,875

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 1 - Organization and Basis of Presentation

A.           Description of business

RRSat Global Communications Network Ltd. was incorporated in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and mobile communications services through satellites (MSS).

B.           Basis of presentation and adoption of new account standards

The interim consolidated financial statements as of March 31, 2014, and for the three months period then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2013 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C.           Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets: impairment of reporting units containing goodwill, allocation of fair value of assets and liabilities in acquisitions, allowances for doubtful accounts, the valuation of derivatives, impairment of fixed and intangible assets, valuation of deferred tax assets, share-based compensation, income tax, uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results

The Company’s segments are strategic business units that offer different communication services and are managed accordingly.

The Company analyzes its operating segments based on the segment’s gross profit. The Company has two reportable segments: (1) Content management and distribution services to television and radio broadcasting industries (hereinafter – content management and distribution services), and (2) Mobile satellite communications services.

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segments revenues and gross profit are presented below.

The following Tables show components of results of operations by segment:

Three months ended March 31, 2014 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$2,877	$29,980	$32,857

Gross profit	$458	$7,577	$8,035

Sales and marketing			2,995
General and administrative			2,531

Operating income			$2,509

Financial expenses net			(170)

Income before taxes on income			$2,339

Depreciation and amortization	$93	$2,298	$2,391

Three months ended March 31, 2013 (unaudited)

	Mobile Satellite Services	Content management and distribution services	Total
Revenues	$2,693	$26,564	$29,257

Gross profit	$582	$6,482	$7,064
			2,254
Sales and marketing			2,505
General and administrative

Operating income			$2,305

Financial expenses, net			(272)

Income before taxes on income			$2,033

Depreciation and amortization	$80	$2,072	$2,152

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 2 – Segments Results (cont’d)

Year ended December 31, 2013 (audited)

	Mobile Satellite Services	Content management and distribution services	Total
Total revenue	$11,038	$110,757	$121,795

Gross profit	$1,952	$27,530	$29,482

Sales and marketing			9,517
General and administrative			12,003

Operating income			$7,962

Financial expenses, net			(153)

Income before taxes on income			$7,809

Depreciation and amortization	$532	$8,748	$9,280

Revenue by geographic areas

			Year ended
	Three months ended March 31		December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)

North America	$8,960	$8,847	$35,520
Europe	14,258	11,656	49,962
Asia	3,629	3,063	13,655
Israel	1,984	2,603	9,165
Middle East (other than
Israel)	2,501	2,342	8,964
Rest of the world	1,525	746	4,529

	$32,857	$29,257	$121,795

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, trade and other receivables and trade and other payables and currency conversion derivatives. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held of severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

❖	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

❖	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

❖	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within level 1 because their value was determined using quoted market prices in active markets. The Company’s currency conversion derivatives are classified as Level 2 as they represent foreign currency forward contracts valued primarily based on observable inputs including forward rates and yield curves.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Assets and liabilities measured at fair value at March 31, 2014 are summarized below (unaudited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$662	$-	$-
Available-for-sale securities:
Corporate debentures	7,961	-	-
US government or government
agencies’ debentures	793	-	-
Fair value of derivatives	-	967	-

Total at March 31, 2014	$9,416	$967	$-

Liabilities:

Contingent consideration in respect
of acquisition	$-	$-	$3,710
Fair value of currency
conversion derivatives	-	558	-
Total at March 31, 2014	$-	$558	$3,710

Assets and liabilities measured at fair value at March 31, 2013 are summarized below (unaudited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$223	$-	$-
Available-for-sale securities:
Corporate debentures	11,120	-	-
US government or government
agencies’ debentures	1,314	-	-
Fair value of derivatives	-	1,368	-

Total at March 31, 2014	$12,657	$1,368	$-

Liabilities:

Fair value of currency
conversion derivatives	-	987	-
Total at March 31, 2014	$-	$987	$-

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Assets and liabilities measured at fair value at December 31, 2013 are summarized below (audited):

	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
Assets:
Trading securities	$622	$-	$-
Available-for-sale securities:
Corporate debentures	8,953	-	-
US government or government
agencies’ debentures	423	-	-
Fair value of derivatives	-	1,369
Total at December 31, 2013	$9,998	$1,369	$-
Liabilities:

Contingent consideration in respect
of acquisition	-	-	3,820
Fair value of derivatives	$-	$713	$-

The following table summarizes the activity for those financial assets and liabilities where fair value measurements are estimated utilizing Level 3 inputs:

	March 31, 2014	December 31, 2013
	(Unaudited)	(Audited)

Fair value at the beginning of the period	3,820	-
Contingent consideration in connection with TVP
group acquisition	-	3,820
Net change to fair value Included in financial expense	110	-

Fair value at the end of the period	3,930	3,820

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At March 31, 2014 (unaudited)
	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(37)	2,473

Total at March 31, 2014 (unaudited)	(37)	2,473

At December 31, 2013 (audited)

	Unrealized losses (all less than 12 months)	Fair value
Available for sale:
Corporate debentures	(57)	4,319

Total at December 31, 2013 (audited)	(57)	4,319

The unrealized losses on investments in U.S. government or government agencies and corporate debt securities were caused mainly by current market conditions the contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Since the Company does not plan to sell and is not likely to be required to sell the investments before the expected recovery of the amortization cost basis, these investments are not considered other than temporarily impaired.

RRSat Global Communications Network Ltd. and its subsidiaries

Notes to the Condensed Consolidated Financial Statements (unaudited)

In thousands

Note 4 – Events in Reporting Period

A.
On March 31, 2014 Viola Group acquired additional 6.6% of the Company's shares from Kardan.  Following this transaction Viola Group owns approximately 28.6% of the Company's shares and  Kardan continues to own approximately 2.8% of Company's shares.

B.
On March 5, 2014, the Company’s Board of Directors declared a cash dividend in the amount of $0.06 per ordinary share, and in aggregate amount of approximately $1.0 million. The dividend has been paid on April 9, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on March 19, 2014.

Note 5 – Subsequent Event

A.
On May 19, 2014, the Board of Directors declared a cash dividend in the amount of $0.05 per ordinary share, and in the aggregate amount of approximately $870 thousand. The dividend will be payable on June 18, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on June 2, 2014.